EXHIBIT 6.8

NMS Capital Advisors Engagement Letter

Med-X, Inc.

8236 Remmet Ave,

Canoga Park, CA 91304

Attention: Mr. Ronald J. Tchorzewski

Re:    Engagement Agreement

April 29, 2019

Dear Mr. Tchorzewski:

NMS Capital Advisors, LLC (“NMS”) is pleased to provide this Engagement Agreement (this “Agreement”) to Med-X, Inc. (the “Company”). The purpose of this Agreement is to set forth the terms and conditions under which NMS will act as the Company’s exclusive financial advisor with respect to the Company’s proposed sale of up to 25,0000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), in a Regulation A+, Tier 2 offering (the “Reg A Transaction”).

1.	Reg A Transaction. We propose to undertake certain services on your behalf including to the extent requested by you: (i) review all necessary offering documents, investor presentation materials, including but not limited to teasers, marketing materials, management presentations, financial analysis, (ii) identify potential interested parties to contact and solicit interest in the Reg A Transaction, (iii) arrange and coordinate meetings with potential interested parties in the Reg A Transaction, (iv) assist in providing potential parties with the required information to perform their analysis, and (v) such other tasks to be mutually agreed upon between the Company and NMS, and that are customary for such financial advisory scope.

2.	Information. The Company will furnish, and will request the other parties to the Reg A Transaction to furnish, to NMS such information as NMS reasonably requests in connection with performing its services. In performing its services, NMS will use and rely upon the information furnished by the Company and the other parties to the Reg A Transaction as well as publicly available information regarding the Company and the other parties to the Reg A Transaction. Accordingly, NMS shall be entitled to assume and rely upon the accuracy and completeness of all such information and is not required to independently verify any information, whether publicly available or otherwise furnished to it, including any financial information, forecasts or projections. For any financial forecasts and projections made available to NMS by the Company or the other parties to the Reg A Transaction, NMS may assume that the forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company or the other parties to the Reg A Transaction. If, in NMS’s opinion after completing its due diligence process, the condition or prospects of the Company, financial or otherwise, are not substantially as represented or do not fulfill NMS’s expectations, NMS shall have the sole discretion to determine whether to continue to participate in any of the proposed Reg A Transaction.

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3.	Term. The initial term of NMS’s engagement hereunder shall extend for a period of six (6) months (the “Initial Term”), commencing with the execution of this Agreement. If neither party has terminated the Agreement prior to the expiration of the Initial Term by written notice sent not less than thirty (30) days prior to the expiration of the Initial Term, the term of this Agreement shall extend for additional consecutive six month periods (the “Extended Term”). The Initial Term and Extended Term is herein called the “Term”.

4.	Fees.

a.	Reg A Transaction.

i.	Retainer. Upon the execution of this Agreement, the Company shall pay NMS an amount equal to $20,000 (the “Retainer Fee”). The Retainer Fee shall be paid by wire transfer to an account designated by NMS and shall be non-refundable. For the avoidance of doubt, the Retainer Fee shall not be credited against any future fees due and payable to NMS under this Agreement except that $10,000 of the Retainer Fee shall be applied to the legal expenses reimbursable to NMS pursuant to Section 4(b) and incurred by NMS in connection with their due diligence review.

ii.	Common Stock Fee. Upon the execution of this Agreement, the Company shall issue to NMS thirty thousand (30,000) shares of Common Stock of the Company, in the name of the holder designated by NMS.

iii.	Reg A Transaction Fee. The Company will pay to NMS (i) in the event that NMS shall elect, in the exercise of its sole discretion, to offer and sell the shares of Common Stock to its clients or customers in the Reg A Transaction (the “Direct Sales”), then and in such event, NMS shall be entitled to receive a commission equal to eight percent (8%) of the aggregate gross proceeds received by the Company with respect only to such Direct Sales which shall include shares of Common Stock allocated by NMS to selected dealers participating in the offering, in its sole discretion, and (ii) two percent (2.0%) of the aggregate gross proceeds received from sales/orders placed by investors the Company introduces to NMS from the efforts of the Company, its consultants and/or public relations/marketing representatives acting on behalf of the Company (collectively, the “Fee”). The Fee shall be due and payable by wire transfer to an account designated by NMS upon each closing of the Reg A Transaction, as applicable.

b.	Expenses. The Company shall reimburse NMS for all pre-approved reasonable out-of-pocket expenses (“Miscellaneous Expenses”), including but not limited to, reasonable attorney’s fees, incurred by NMS in performing its services hereunder, in connection with the Transaction. The Miscellaneous Expenses shall be billed monthly and shall be paid to NMS within thirty (30) calendar days of receipt by the Company of the documented expenses; provided, that, in the event the Reg A Transaction are not consummated hereunder, the Company shall reimburse NMS the Miscellaneous Expenses within forty-five (45) calendar days of receipt by the Company of the documented expenses.

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5.	Future Financings. Subject to the closing of any of the contemplated Reg A Transaction, the Company hereby grants NMS the right to participate as exclusive financial advisor in any subsequent equity financings that are commenced within twenty-four (24) months of the date of this Agreement.

6.	Indemnification and Contribution. Exhibit A is hereby incorporated into this Agreement by reference and made a part of this Agreement.

7.	Other Matters Relating to Our Engagement. NMS undertakes to keep confidential, in accordance with the terms of the Confidentiality Agreement dated as of April ____, 2019, by and among the Company and NMS (the “Confidentiality Agreement”), all Confidential Information (as defined in the Confidentiality Agreement) of the Company, including, without limitation, any such Confidential Information concerning the business, properties, operations, financial conditions or prospects of the Company. You acknowledge that we are a securities firm engaged in securities trading and brokerage activities and providing investment banking and financial advisory services. In the ordinary course of business, we and our affiliates may from time to time perform various investment banking and financial advisory services for other clients and customers who may have conflicting interests with respect to you or the Reg A Transaction. You also acknowledge that we and our affiliates have no obligation to inform you of such relationships in connection with this engagement or to furnish you confidential information obtained from such other relationships or companies.

Furthermore, you acknowledge we may have fiduciary or other relationships whereby we or our affiliates may exercise voting power over securities of various persons, which securities may from time to time include securities of the Company or of potential investors or others with interests in respect of the Reg A Transaction. You acknowledge that we or such affiliates may exercise such powers and otherwise perform our functions in connection with such fiduciary or other relationships without regard to our relationship with you hereunder.

You acknowledge that we are not an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction. You should consult with your own advisors concerning such matters and are responsible for making your own independent investigation and appraisal of the Reg A Transaction contemplated by this Agreement, and we have no responsibility or liability to you with respect to such matters.

8.	Termination. Section 4 (Fees), Section 5 (Future Financings), Section 6 (Indemnification and Contribution) (including Exhibit A), Section 7 (Other Matters Relating to Our Engagement), Section 8 (Termination) and Section 10 (Miscellaneous) of this Agreement will survive any termination of our engagement under this Agreement.

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9.	Notices. Any notice provided for or permitted under this Agreement will be treated as having been given (a) when delivered personally, (b) when sent by commercial overnight courier with written verification of receipt, on the next business day after its delivery to the courier during normal business hours, or (c) when mailed postage prepaid by certified or registered mail, return receipt requested, on the fifth (5) business day after its date of posting. Notices shall be sent to the addresses set forth below, or at such other place of which the other party has been notified in accordance with the provisions of this Section:

If to NMS:	NMS Capital Advisors, LLC 1278 Glenneyre Street Suite 275 Laguna Beach, CA 92651
Attention: Legal and Compliance Department

If to Company:	Med-X, Inc. 8236 Remmet Ave, Canoga Park, CA 91304 Attention: Mr. Ronald J. Tchorzewski

10.	Miscellaneous. This Agreement and the Confidentiality Agreement embodies the entire agreement and understanding between you and us and supersedes all prior agreements and understandings relating to the subject matter of this Agreement, excluding the Confidentiality Agreement, the terms of which shall survive the execution and delivery of this Agreement and remain in full force and effect in accordance with the terms thereof. This Agreement may be executed in any number of counterparts. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provisions of this Agreement, which will remain in full force and effect. This Agreement is solely for the benefit of you and us, and no other person (other than the Indemnified Persons set forth in Exhibit A hereto) will acquire or have any rights by virtue of this Agreement. This Agreement, including Exhibit A hereto, may not be amended without the prior written consent of each of the parties hereto. The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment will be null and void.

THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO SUCH STATE’S RULES CONCERNING CONFLICTS OF LAWS. EACH OF NMS AND THE COMPANY (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS EQUITY HOLDERS) WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THE ENGAGEMENT OF NMS PURSUANT TO, OR THE PERFORMANCE BY NMS OF THE SERVICES CONTEMPLATED BY, THIS AGREEMENT.

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If any party to this Agreement brings an action directly or indirectly based upon this Agreement or the matters contemplated hereby against the other party, the prevailing party shall be entitled to recover, in addition to any other appropriate amounts, its reasonable costs and expenses in connection with such proceeding, including, but not limited to, reasonable attorneys’ fees and court costs.

Any controversy arising out of or concerning this Agreement shall be determined by arbitration upon the initiation of either party, and the parties hereto hereby agree to submit to such arbitration. Such controversies shall be settled and conclusively resolved by a single, mutually acceptable arbitrator who shall be an attorney experienced in corporate finance matters. In the event the parties are unable to agree upon an arbitrator, the arbitrator shall be selected by the Director of Arbitration for the Financial Industry Regulatory Authority. The arbitration shall be conducted in Los Angeles, California and the written decision of the arbitrator shall be final and binding on the parties and enforceable in any court of competent jurisdiction. In the event the dispute or controversy between the parties concerns the determination or calculation of any fees or compensation payable to NMS hereunder, NMS and the Company agree that the amounts in dispute shall be placed in an escrow account upon the consummation of such disputed Transaction (with any amounts not in dispute being paid to NMS at such time as determined in accordance with Section 4) pending the outcome of the arbitration.

We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this Agreement.

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Sincerely, NMS Capital Advisors, LLC

By:	/s/ David Walters
Name: David Walters
Title: Chief Executive Officer

Agreed and accepted as of the date first above written. Med-X, Inc.

By:	/s/ Ronald J. Tchorzewski
Name: Ronald J. Tchorzewski
Title: Chief Financial Officer

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EXHIBIT A

Indemnification and Contribution

The Company shall:

(a)	indemnify NMS and hold it harmless against any and all losses, claims, damages or liabilities to which NMS may become subject arising in any manner out of or in connection with the rendering of services by NMS hereunder (including any services rendered prior to the date hereof) or the rendering of additional services by NMS as requested by the Company that are related to the services rendered hereunder, unless it is finally judicially determined that such losses, claims, damages or liabilities resulted from the gross negligence, willful misconduct of NMS or NMS’s breach of any provision of this Agreement; and

(b)	reimburse NMS promptly for any reasonable legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, or otherwise relating to, any lawsuits, investigations, claims or other proceedings arising in any manner out of or in connection with the rendering of services by NMS hereunder or the rendering of additional services by NMS as requested by the Company that are related to the services rendered hereunder (including, without limitation, in connection with the enforcement of this Agreement and the indemnification obligations set forth herein); provided, however, that in the event a final judicial determination is made adverse to NMS to the effect specified at the conclusion of paragraph (a) above, NMS will remit to the Company any amounts reimbursed under this paragraph (b). NMS agrees that if a claim for whatever reason shall be brought or asserted against an Indemnified Person (as defined below), such Indemnified Person shall promptly notify the Company, and the Company shall be entitled to assume the defense thereof, including the employment of counsel and the payment of all reasonable fees and expenses.

The Company agrees that the indemnification and reimbursement commitments set forth in this Exhibit A shall apply regardless of whether the Company or NMS is a formal party to any such lawsuits, investigations, claims or other proceedings and that such commitments shall extend upon the terms set forth in this paragraph to any controlling person, affiliate, director, officer, employee or consultant of NMS (each, with NMS, an “Indemnified Person”). The Company further agrees that, without NMS’s prior written consent, it will not enter into any settlement of a lawsuit, claim or other proceeding arising out of the Reg A Transaction contemplated by this Agreement (whether or not NMS or any other Indemnified Person is an actual or potential party to such lawsuit, claim or proceeding) unless such settlement includes an explicit and unconditional release from the party bringing such lawsuit, claim or other proceeding of all Indemnified Persons. The Company shall not be required to indemnify any Indemnified Person for any amount paid or payable by such party in the settlement or compromise of any claim or action against such Indemnified Person without the Company’s express prior written consent.

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The Company further agrees that the Indemnified Persons are entitled to retain (at their own expense) separate counsel of their choice in connection with any of the matters in respect of which indemnification, reimbursement or contribution may be sought under this Agreement.

The Company and NMS agree that if any indemnification or reimbursement sought pursuant to this Exhibit A is judicially determined to be unavailable for a reason other than the gross negligence, willful misconduct or breach of contract of NMS, then, whether or not NMS is the Indemnified Person, the Company and NMS shall contribute to the losses, claims, damages, liabilities and expenses for which such indemnification or reimbursement is held unavailable (i) in such proportion as is appropriate to reflect the relative benefits to the Company on the one hand, and NMS on the other hand, in connection with the Reg A Transaction to which such indemnification or reimbursement relates, or (ii) if the allocation provided by clause (i) above is judicially determined not to be permitted, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative faults of the Company on the one hand, and NMS on the other hand, as well as any other equitable considerations; provided, however, that in no event shall the amount to be contributed by NMS pursuant to this paragraph exceed the amount of the fees actually received by NMS hereunder.

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